**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67283 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  07/01/23                 AND ENDING  06/30/24
　　　　　　　　　　　　　　　　 MM/DD/YY 　　　　　　　　　　　　　　　 MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **White Oak Merchant Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
[x] Broker-dealer　　　[ ] Security-based swap dealer　　　[ ] Major security-based swap participant
　　[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**3 Embarcadero Center, Suite 540**
(No. and Street)

| San Francisco | CA | 94111 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Timothy Goodwin | (415) 644-5100 | tgoodwin@whiteoaksf.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Spicer Jefferies, LLP**
(Name – if individual, state last, first, and middle name)

| 4601 DTC Blvd., Suite 700 | Denver | CO | 80237 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 349 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
　CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Timothy Goodwin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of White Oak Merchant Partners LLP _____, as of 6/30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: ⎡ DocuSigned by:
Timothy Goodwin
⎣ 2C06B09934FF4D7

Title:
CCO

*Monique Romero*
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# White Oak Merchant Partners LLC

**Report on Audit of Financial Statement**
**and report of independent registered public accounting firm**
**For the year ended June 30, 2024**

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
White Oak Merchant Partners LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Oak Merchant Partners LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

### Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the Company has restated its June 30, 2024, financial statements to correct a misstatement.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as White Oak Merchant Partners LLC's auditor since 2019.

*Spicer Jeffries LLP*

Denver, Colorado
November 13, 2024


**Statement of Financial Condition**
**June 30, 2024**

## Assets

**Assets:**

| | | |
|---|---|---:|
| Cash | $ | 198,718 |
| Prepaid expenses | | 429 |
| **Total Assets** | $ | 199,147 |

## Liabilities and Member's Equity

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses (Note 2) | $ | 70,164 |
| Accrued PTO | | 68,651 |
| 401k Payable | | 3,966 |
| Due to Affiliate (Note 6) | | 21,188 |
| **Total Liabilities** | | 163,969 |
| **Member's Equity** | | 35,178 |
| **Total Liabilities and Member's Equity** | $ | 199,147 |

The accompanying notes are an integral part of this financial statement.

**1. Organization and Nature of Business**

White Oak Merchant Partners LLC (the "Company") was incorporated in the state of California on December 5, 2005 and is located in San Francisco, California. The Company is a broker dealer that is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of White Financial, LLC. The Company primarily provides advisory services related to financing solutions to small and medium sized enterprises.

**2. Summary of Significant Accounting Policies**

**a) Basis of Presentation**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**b) Restatement of Previously Issued Financial Statements**

The previously issued financial statements for the year ended June 30, 2024, have been restated for the correction of a material misstatement. The misstatement arose from the Company not recording a $40,545 payable that existed as of June 30, 2024. The effect of the misstatement increased accounts payable and accrued expenses by $40,545, increased expenses and the net loss by $40,545, and decreased member's equity by the corresponding amount.

**c) Liquidity**

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2024, the Company's cash balance was $198,718. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained. The Company's sole managing member has the means to provide and has formally committed to providing adequate capitalization and liquidity for the Company's business operations for at least one year.

**d) Cash and Cash Equivalents and Concentrations of Credit Risk**

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

**e) Financial Instruments - Credit Losses**

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

**2. Summary of Significant Accounting Policies (Concluded)**

**f) Revenue Recognition**
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Commission related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis, when the service is provided to the customer and the performance obligations have been met.

Advisory fee revenues are recorded over the period during which they were earned.

The Company had no contract assets or liabilities as of and for the year ended June 30, 2024.

Revenue from contracts with customers includes commission income and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**g) Income Taxes**
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of June 30, 2024.

There were no interest or penalties recognized in the Statement of Operations for the year ended June 30, 2024.

**h) Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $34,749, which was $23,818 in excess of its required net capital of $10,931. The Company's aggregate indebtedness to net capital ratio was 4.72 to 1.

From June 14, 2024 to June 16, 2024 the Company was net capital deficient due to timing of a capital contribution. The Company became net capital compliant on June 17, 2024 as a result of a capital addition of $85,000.

**4. Lease Accounting**

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the statement of financial condition. A lessee should recognize in the statement of financial condition a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. As of June 30, 2024, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

**5. Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. For the year ended June 30, 2024, the Company did not enter into any guarantee agreements.

**6. Related Party Transactions**

During the year, the Company received $490,000 of contributions from White Oak Financial LLC, its sole shareholder. As of June 30, 2024 the Due to Affiliate account had a balance of $21,182 and is reflected in the Statement of Financial Condition. The balance in the account is due to the firm's affiliate, White Oak Global Advisors, LLC, having paid for expenses on behalf of the Company.

**7. Contingency**

On March 5, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC, London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings Group, LLC, LBCDLF, LLC, Selling Source Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS.

**7. Contingency (Continued)**

The suit alleges that the officers and as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the conduct at issue. All White Oak parties filed motions to dismiss all claims against them. After the motion to dismiss had been filed, Intrepid filed a second amended complaint, which the White Oak defendants again moved to dismiss in its entirety. On June 21, 2019, Intrepid filed a third amended complaint, and the White Oak defendants made a third motion to dismiss, which was fully briefed on December 20, 2019. On October 29, 2020, oral arguments were held on the motions to dismiss. In December 2020, the Delaware court decided to stay this action pending resolution of the summary judgment motion in a related New York matter. After White Oak and Selling Source prevailed in the New York action, the parties filed additional submissions in the Delaware action regarding the effect of the Appellate Division New York court's ruling. In June 2023, the Delaware court dismissed a few claims brought by Intrepid related to White Oak's motion to dismiss but largely denied the motion.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, the Company believes even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC. The Company has received the opinion of counsel that the claims of this litigation do not require treatment as contingent liabilities.

**8. Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material  impact on  its financial statements.